[redacted]

SEC 06050146 SION

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-44218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York (City) **NY** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue (Address) **New York** (City) **NY** (State) **10154** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

I, Angelo Bulone, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplementary schedules pertaining to ITG Inc. and Subsidiary for the year ended December 31, 2005 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Director, Controller
Title

2/23/06
Notary Public

JOHN HOLCK
Notary Public, State of New York
No. 01H04986274
Qualified in . NY
Commission Expires 11/1/09

KPMG LLP
345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

Board of Directors
ITG Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of ITG Inc. and Subsidiary (the "Company") (a wholly owned subsidiary of Investment Technology Group, Inc.) as of December 31, 2005, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ITG Inc. and Subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 24, 2006

ITG INC. AND SUBSIDIARY

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition

December 31, 2005

(In thousands, except share amounts)

Assets		
Cash and cash equivalents	$	130,659
Cash restricted or segregated under regulations and other		2,549
Securities owned, at fair value		5,856
Receivables from brokers, dealers and other, net		28,989
Goodwill		71,924
Other intangibles		8,995
Due from Parent and affiliates		121,652
Deferred tax assets		8,647
Other assets		2,525
Total assets	$	381,796
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	79,969
Payables to brokers, dealers and other		3,774
Securities sold, not yet purchased, at fair value		51
Due to affiliates		719
Total liabilities		84,513
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 10,000 shares authorized, issued and outstanding		—
Additional paid-in capital		124,748
Retained earnings		172,535
Total stockholder's equity		297,283
Total liabilities and stockholder's equity	$	381,796

See accompanying notes to Consolidated Financial Statements.